SCIENTIFIC INDUSTRIES, INC.




April 20, 2005



Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:  	Scientific Industries
	Form 10-KSB for the fiscal year ended June 30, 2004
	Form 10-QSB for the quarter ended December 31, 2004
	File No. 000-06658

Dear Mr. Gordon:

The following is our response to the comments contained in your letter dated April 5, 2005.

Response Letter Dated March 10, 2005

1. I had filed the response letter as a cover to each of the amended filings, however, I also filed it again as a "correspondence" type of filing.

Form 10-KSB for the fiscal year ended June 30, 2004

Item 8A.  Controls and Procedures

2. We will revise our filing of the Form 10-KSB for the year ended June 30, 2004 to include the additional language in "bold" below regarding the Company's disclosure controls and procedures as follows:

Item 8A.  Controls and Procedures.

	As of the end of the period covered by this report, based on an evaluation of the Company's disclosure controls and procedures
(as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), the Chief Executive and Chief Financial
Officer of the Company has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its Exchange Act reports is recorded, processed, summarized and reported within the applicable time periods specified by the SEC's rules and forms. The Company also concluded that information required to be disclosed in such reports is accumulated and communicated to the Company's management, including its principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

There was no change in the Company's internal controls over financial reporting that occurred during the most recent fiscal quarter that materially affected or is reasonably likely to materially affect the Company's internal controls over financial reporting.


Form 10-QSB for the quarter ended December 31, 2004

General

3. and 4. We will revise our filing of the Form 10-QSB for the quarter ended December 31, 2004 to include the principal executive and principal financial officer's conclusions on the effectiveness of the Company's disclosure controls and procedures as follows:

Item 3.  Controls and Procedures.

	As of the end of the period covered by this report, based on an evaluation of the Company's disclosure controls and procedures
(as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), the Chief Executive and Chief Financial Officer of the Company has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its Exchange Act reports is recorded, processed, summarized and reported within the applicable time periods specified by the SEC's rules and forms.

There was no change in the Company's internal controls over financial reporting that occurred during the most recent fiscal quarter that materially affected or is reasonably likely to materially affect the Company's internal controls over financial reporting.


Exhibit 31.1 Certification of Chief Executive Officer and Chief
Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

4. Please note that there is only one officer who is both the CEO and CFO, therefore only one certification is filed. As a result, the introductory language of paragraph 4 is modified. The certification statement will be modified as per exhibit A attached.

I will be filing this response letter and the revised filings via EDGAR.

Sincerely,

/s/Helena R. Santos
___________________

Helena R. Santos
Principal Executive and Financial Officer




Exhibit A

Exhibit 31.1

CERTIFICATION

I, Helena R. Santos, certify that:

(1) I have reviewed this report on Form 10-QSB of Scientific
Industries, Inc.;
(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
(4) I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;
b) Paragraph reserved pursuant to SEC Release No. 33-8238;
c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has not materially affected, or is reasonably likely to affect, the small business issuer's internal control over financial reporting; and
(5) I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):
a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

April 18, 2005

/s/ Helena R. Santos
________________
Helena R. Santos
Chief Executive Officer and Chief Financial Officer